UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number 000-12790

ORBOTECH LTD.
(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

YAVNE, ISRAEL -- September 24, 2012 -- ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced changes in its senior management, as Raanan (Rani) Cohen has informed the Board that he will be retiring as President and Chief Executive Officer, effective December 31, 2012.  Asher Levy, who currently serves as President Global Business of Orbotech, will replace Mr. Cohen as the new Chief Executive Officer, effective January 1, 2013.  In addition, Amichai Steimberg, who has been with the Company since 1992 and has served as Chief Operating Officer since June 2010, has been named as President and Chief Operating Officer, also to be effective January 1, 2013, and will report to the Chief Executive Officer.  It is expected that Rani Cohen will continue to be involved with Orbotech in the future.  Following his retirement, he will represent Orbotech in Orbotech LT Solar, LLC, the Company’s solar photovoltaic related venture.

Yochai Richter, Active Chairman of the Board of Directors, said, “We appreciate Rani’s many accomplishments and outstanding contribution during his twenty-eight-year career at Orbotech.  Under his leadership, Orbotech significantly expanded its global reach and diversified its product portfolio and is well positioned for future growth.  We thank Rani for his dedicated service and hope that he will continue to contribute to Orbotech.”

“After over 20 years at Orbotech, I am honored to be named as Chief Executive Officer,” Asher Levy said.  “I believe that Orbotech has a promising future, a strong leadership team, highly talented employees and cutting edge technology.  These, together with the strategic positions we have in the industries we serve, position Orbotech to successfully address its customers’ needs, enhance its competitive position and build on its platform for generating profitable growth.”

Mr. Levy has been President Global Business since June 2010 and served as Deputy Chief Executive Officer - Global Business from July 2009 to May 2010.  From July 2006 to June 2009, he served as Executive Vice President for Business and Strategy, prior to which he had, from November 2002 to July 2006, served as Corporate Vice President and President of the Printed Circuit Board Division.  Prior to that, Mr. Levy served in various managerial and marketing positions with the Company, including as the President of Orbotech Pacific Ltd. from June 1997 to July 2000.  Mr. Levy holds a bachelor’s degree in industrial engineering and management from Ben-Gurion University of the Negev in Israel and a master’s degree in business administration from Tel Aviv University.  He is a graduate of the Advanced Management Program at Harvard Business School.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years.  The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components; and today, virtually every electronic device is produced using Orbotech technology.  The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing.  Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over.  For more information please see the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov and visit the Company’s corporate website at www.orbotech.com.  The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties.  The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements.  These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control.  Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic transaction, the outcome and impact of the pending criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2011.  The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

Date: September 24, 2012	By:	/s/ Doron Abramovitch
Name: Doron Abramovitch
Title: Corporate Vice President and Chief Financial Officer